

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2022

Harrison Gross
Chief Executive Officer
Innovative Eyewear, Inc.
11900 Biscayne Blvd., Suite 630
Miami, Florida, 33181

> **Re:  Innovative Eyewear, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 20, 2021**
> **File No. 333-261616**

Dear Mr. Gross:

We have reviewed your amended registration statement and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Recent Developments, page 9

1.  Please revise your Recent Developments section to address the following:
    - In order to better balance the presentation of preliminary estimated revenues for the quarter ended December 31, 2021, please present estimated net income or range of net income for the quarter ended December 31, 2021.
    - Please provide a narrative discussion that addresses the increase in quarterly revenues experienced in the fourth quarter of 2021 while at the same time your cost of goods sold went down.

 You may contact Kristin Lochhead at 202-551-3664 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters.  Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.


Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sarah W. Williams, Esq.